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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                SCHEDULE 13E-4/A

                                (Amendment No. 5)

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                THE LIMITED, INC.
                  ---------------------------------------------
                  (Name of issuer and person filing statement)

                          Common Stock, $.50 par value
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                         (Title of class of securities)

                                    53271610
                  ---------------------------------------------
                      (CUSIP number of class of securities)

                                 SAMUEL P. FRIED
                            Senior Vice President and
                                 General Counsel
                                THE LIMITED, INC.
                              Three Limited Parkway
                                 P.O. Box 16000
                              Columbus, Ohio 43230

                            Telephone: (614) 415-7000
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)

                                   Copies to:

                                DENNIS S. HERSCH
                                 DAVID L. CAPLAN
                              DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                   May 4, 1999
           -----------------------------------------------------------
     (Date tender offer first published, sent or given to security holders)



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      This Amendment No. 4 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed on May 4, 1999, as amended on May 6, 1999, May 18, 1999, May 25, 1999 and June 2, 1999 (the "Schedule 13E-4"), by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the
Schedule 13E-4.

      Terms used but not defined herein are used as defined in the Offer to Purchase.

   Item 8.  Additional Information.

      Item 8(e) is amended by adding the following paragraph:

              On June 4, 1999, the Company issue a press release, attached hereto as Exhibit (a)(18), announcing that the Offer expired at 12:00 midnight, New York City time on Thursday, June 3, 1999. The information set forth in the press release is incorporated herein by reference.

    Item 9.  Material to be Filed as Exhibits.

      Item 9 is amended by adding the following exhibit:

              (a) (18) Form of Press Release dated June 4, 1999


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE LIMITED, INC.

                                          By: /s/ Kenneth B. Gilman
                                              ----------------------------------
                                              Kenneth B. Gilman
                                              Vice Chairman and
                                              Chief Administrative Officer

Dated: June 4, 1999


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                                  EXHIBIT INDEX

Exhibit Number             Description
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(a)(18)                    Press Release issued by the Company,
                           dated June 4, 1999


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                                 EXHIBIT (a)(18)


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